1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; NYSE American ITRG
August 20, 2020	www.integraresources.com

INTEGRA SIGNS MEMORANDUM OF UNDERSTANDING WITH UNITED STATES BUREAU OF LAND
MANAGEMENT, PROVIDES UPDATE ON PERMITTING AND PRE-FEASIBILITY LEVEL ENGINEERING
PROGRAMS, AND ADDS EXPLORATION DRILL RIG AT WAR EAGLE

  The Company has signed a Memorandum of Understanding (the "Agreement", or "MOU") with the United States Bureau of Land Management ("BLM") to facilitate the hiring of a dedicated  mineral specialist in the Marsing, Idaho BLM office that will oversee future permitting work for the DeLamar Gold-Silver Project ("DeLamar Project" or the "Project").
  A number of permitting activities are currently underway at the DeLamar Project, including preliminary approval of the surface water sampling and analysis program, the groundwater well drilling plan and sampling and analysis program, as well as the preliminary approval of the proposed air monitoring program and the installation of the meteorological tower at the site.
  Pre-Feasibility level Metallurgical Testing: Minerology, sulfur and clay speciation testwork as well as pre-oxidation methods are being studied as part of the advanced metallurgical program on the DeLamar Deposit sulfide material.
  Extensive stakeholder engagement program underway at both regulator and community level
  The Company has two exploration drill rigs operating at Florida Mountain and has recently added a third drill rig at War Eagle Mountain in pursuit of high-grade gold and silver.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR ; NYSE American:ITRG) is pleased to provide an update on work being done to advance the DeLamar Project through de-risking efforts related to permitting, engineering and metallurgy.

"Integra is pleased to report the signing of a Memorandum of Understanding with the Bureau of Land Management regarding the appointment of a dedicated mineral specialist in the Marsing office who will oversee all permitting work on the DeLamar Project. In addition, the first pure exploration program is underway at the DeLamar Project with two drill rigs testing the high-grade potential below Florida Mountain. A third drill rig has recently been added at War Eagle Mountain conducting follow up drill testing on the high-grade intercepts encountered late last year." stated George Salamis, President and CEO. "While exploration efforts to grow the resource at DeLamar are underway, the Company has been equally focused on de-risking the Project and advancing it towards development and pre-feasibility-level studies in the second half of 2021 through the start of extensive permitting activities, detailed engineering and metallurgical testwork. The Company is currently leveraging its large database of existing permitting reports, studies and associated data from past Environmental Assessments and Environmental Impact Statements in place when DeLamar and Florida Mountain were last in production until 1998.  These studies will  support and potentially streamline the future National Environmental Policy Approval process for the DeLamar Project."

Permitting

The first half of 2020 has seen significant efforts with respect to advancing the permitting process at the DeLamar Project.  To enhance the process, Integra has maintained a focus from the outset on establishing positive partnerships with a wide selection of stakeholders. By focusing on these partnerships well in advance of submitting actionable documents to regulatory agencies, the Company intends to position itself in the best possible scenario to facilitate the permitting process in an efficient manner.  Paramount to this process has been working with the BLM, the lead federal agency that the Company will engage with regarding permitting, in addition to Idaho State regulators. The MOU announced today streamlines the iterative permitting process, with the agreement allowing for an efficient communication framework between the Company and the BLM moving forward.  In accordance with the MOU, Integra will reimburse the BLM for the costs of a dedicated mineral specialist project manager in the Marsing BLM office, who shall remain at all times independent of the Company. This BLM project manager responsible for the DeLamar Project permitting work will help the BLM manage increased workloads from current and anticipated future applications for mineral notices, operations plans/amendment approvals and environmental analyses resulting from the DeLamar Project.  This funding effort is intended to increase the capacity of the local BLM office to work on DeLamar Project related applications and project requests on a priority basis, while not burdening the BLM with the cost of this increased workload.

The ability to have initial plans reviewed for accuracy and conditionally approved by various regulatory agencies up front can add meaningful efficiencies in the permitting timeline. Being committed to transparent, straightforward, and accountable communication with stakeholders, Integra intends to facilitate a process in which the prospective mine plan being developed receives the appropriate acceptance from those stakeholders that any future development plans may impact.  To this extent, recent actions involving stakeholders at the regulator/agency level include:

• Acceptance and preliminary approval of the Surface Water Sampling Program by Idaho Department of Environmental Quality (IDEQ) and the Idaho Department of Water Resources (IDWR).

• Acceptance and preliminary approval of the Ground Water Drilling Plan and Sampling Program by IDEQ and IDWR.

• Acceptance and preliminary approval of both the Surface Water and Ground Water Sampling and Analysis Plans by IDEQ and IDWR.

In addition, the 2020 summer permitting work program proposes an extensive ground water drilling program that is scheduled to begin in September with the addition of 21 monitoring wells.  Second and third quarter surface water and existing groundwater well sampling has been completed.  The first party air monitoring program contractor has been selected and the site meteorological monitoring station will be operational later this month.  Other 2020 studies will include wetlands and seeps and springs, geochemistry, wildlife, fisheries and cultural resources.  Rob Mullener, Integra’s Manager of Permitting stated, “there is a wealth of baseline data that already exists for the Project, and the current studies,  monitoring efforts, and ongoing communication with the BLM regarding existing data are intended to build upon decades of monitoring data collected during the successful permitting and operation of DeLamar from the 1970’s to the late 1990’s.”

In conjunction with the engagement of stakeholders at the regulator level, and of vital importance to the process, Integra has been extremely active in meetings with local community stakeholders.  This is a continual effort that is imperative in successfully creating a mine plan that is based on the inputs of the varied stakeholder groups. To date, clear, comprehensive disclosure with stakeholders has created strong local confidence in Integra's business practices and prospective future plans.

Engineering

The 2020 engineering plans have been advancing steadily, building upon the concise plans outlined in the maiden Preliminary Economic Assessment (the "PEA") completed in September 2019.  Importantly, current efforts are focussed on adding resources into the mine plan that are within the current resource estimate, but not included in the maiden PEA mine plan.  While the mainstay of the 2019 PEA focussed on heap-leaching (DeLamar and Florida Mountain oxide and transitional mineralization) and milling (Florida Mountain sulfide mineralization), much of these current efforts are centered in the metallurgical properties of the DeLamar sulfide material.  Metallurgical testwork on the DeLamar sulfide mineralization includes:

  Detailed minerology.
  Sulfur and clay speciation.
  Further regrind and flotation testwork.
  Albion processing testwork, and other pre-oxidation methods.
  Off-site processing of flotation concentrate at several locations in the US and Canada.

"Continued work on the metallurgical front re-affirms the strong potential at DeLamar and Florida Mountain. The testwork on the DeLamar sulfide material is showing that a portion of the material is amenable to cyanide leaching", stated Tim Arnold, COO. "The most promising testwork shows that a portion of the DeLamar sulfide material could be processed in the same mill design used at Florida Mountain in the PEA, in a flotation, re-grind and concentrate leach type circuit.  This would mean that an expansion of the previously envisioned PEA mill could be used instead of a capital-intensive oxidation processing facility. Additional testwork on the sulfide material will continue throughout the year."

The Company has also undertaken a program to further increase the level of detailed knowledge of both the Florida Mountain and DeLamar heap leach mineralized areas.  Extensive metallurgical variability drilling carried out in 2019 at Florida Mountain and in 2020 at DeLamar will be used to de-risk the metallurgy surrounding the oxide and transitional mineralization, and advance the metallurgical knowledge needed for next year's pre-feasibility level studies.  The planned clay speciation work will allow for proper processing methods to be included in the heap facility design, as necessary. Building upon the promising work completed in 2019, current testwork on DeLamar heap leach material will better outline the potential for courser crushing of the material, potentially eliminating the need for a tertiary crushing facility as envisioned in the PEA, which could potentially reduce the sustaining capital and operating costs in a meaningful manner.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Tim Arnold (PE, SME), Integra's Chief Operating Officer, of Reno, Nevada, and is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA.  Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1-604-416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the impact of COVID-19 on the timing of exploration and development work;  the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.